UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File Number 000-51934

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BioMimetic Therapeutics, Inc.

389 Nichol Mill Lane

Franklin, Tennessee 37067

REQUIRED INFORMATION

Financial Statements and Notes.

The financial statements and notes included herewith relating to the BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust (the “Plan”) were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act (“ERISA”) and are provided pursuant to Instruction 4 of Form 11-K.

Consent of Independent Registered Public Accounting Firm.

i

Special Note Regarding Forward Looking Statements

This Annual Report on Form 11-K, including but not limited to the statements of net assets available for benefits, the statement of changes in net assets available for benefits and the notes to the financial statements, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements in this Annual Report on Form 11-K that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements include statements regarding the Plan’s future results of operations and financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations that are not historical facts. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “anticipate,” “seek” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Any or all of the Plan’s forward-looking statements may turn out to be inaccurate. Forward-looking statements may be affected by inaccurate assumptions the Plan might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in the reports the Plan files, from time to time, with the Securities and Exchange Commission (the “SEC”). In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances contained in this Annual Report on Form 11-K may not occur as contemplated and actual results could differ materially from those anticipated or implied by the forward-looking statements.

The Plan qualifies all of the forward-looking statements in this Annual Report on Form 11-K by these cautionary statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report on Form 11-K. Unless required by law, the Plan undertakes no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise and doesn’t have a policy of doing so. You should, however, review the factors and risks described in the reports the Plan files, from time to time, with the SEC.

ii

BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010

and for the year ended December 31, 2011

iii

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust:

We have audited the accompanying statements of net assets available for benefits of the BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ Lattimore, Black, Morgan & Cain, PC

Brentwood, Tennessee

June 26, 2012

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BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010

Assets:
Investments, at fair value (Note 4):
Cash	$2,547	$1
Money market funds	90,109	56,299
Pooled separate accounts	1,989,774	1,690,481
Common stock of BioMimetic Therapeutics, Inc.	137,430	460,236
Total investments	2,219,860	2,207,017

Receivables:
Employer's contributions	259,078	230,630
Participants' contributions	26,804	12,382
Participant notes receivable	1,336	6,034
Total receivables	287,218	249,046
Total assets	2,507,078	2,456,063

Liabilities:
Excess contributions payable	11,951	2,499
Net assets available for benefits	$2,495,127	$2,453,564

See accompanying notes to financial statements.

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BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2011

Additions to net assets attributed to:
Investment income (losses):
Net depreciation in fair value of investments (Note 3)	$(627,823)
Interest income	8
Total investment losses	(627,815)

Interest on participant notes receivable	80

Contributions:
Participants	519,373
Employer - common stock	259,729
Employer - cash	366
Rollover	2,413
Total contributions	781,881
Total additions to net assets	154,146

Deductions from net assets attributed to:
Benefits paid to participants	108,291
Participant note default	4,292
Total deductions from net assets	112,583
Net increase in net assets	41,563

Net assets available for benefits:
Beginning of year	2,453,564
End of year	$2,495,127

See accompanying notes to financial statements.

3

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

1.	Description of the Plan

The following description of the BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Effective January 1, 2004, BioMimetic Therapeutics, Inc. (the “Company” or the “Plan Sponsor”) began sponsoring a defined contribution retirement 401(k) plan covering substantially all its employees, subject to certain minimum age and service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”), as amended.

Effective January 1, 2011, the Plan was amended by the Company’s board of directors to make the Company’s fixed matching contributions non-discretionary and immediately vested.  These changes were made in order to convert the Plan to a safe harbor plan, which will eliminate the need for annual discrimination testing. See Note 8 for more information.

Contributions

Participation in the Plan is optional. Participants who have completed three months of employment with the Company may elect to contribute to the Plan, on a pre-tax basis or after-tax basis, from 1% to 100% of their eligible compensation as defined by the Plan. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the “Code”). Participants may direct their contributions to any of the Plan’s available investment alternatives.

For the year ended December 31, 2011, the Company provided non-discretionary fixed matching contributions in the Company’s common stock and in cash. For the year ended December 31, 2010, the Company provided fixed matching contributions in the Company’s common stock and in cash, which were at the discretion of the Company’s board of directors. These matching contributions consisted of shares of the Company’s common stock valued at 100% of each participant’s 401(k) contributions, not to exceed 4% of the participant’s eligible compensation. Company matching for fractional shares is made in cash. The Company’s matching contributions are generally awarded annually during the first quarter of each calendar year, and cover the previous calendar year just ended. The Company may also make a discretionary profit sharing contribution. There were no profit sharing contributions in 2011 and 2010.

Participant Accounts

Each participant’s account is credited or charged with (a) the participant’s contribution, (b) the Company’s matching contribution, (c) net earnings or losses associated with the participant’s investment elections, and (d) administrative expenses, as applicable. Allocations are based on participant compensation or account balances as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions (consisting of elective deferrals, rollover contributions and qualified non-elective contributions), plus actual investment earnings or losses thereon.

For the year ended December 31, 2011, the Company’s non-discretionary fixed matching contributions and profit sharing contributions, plus actual investment earnings or losses thereon, are fully vested immediately pursuant to an amendment to the Plan approved by the Company’s board of directors in September 2010. See Note 8 for more information on the Plan amendment.

For the year ended December 31, 2010 and prior years, the Company’s discretionary fixed matching contributions and profit sharing contributions, plus actual investment earnings or losses thereon, become fully vested after a participant has completed his or her third year of service based on a graduation vesting schedule in the chart below. Immediate vesting of the Company’s discretionary fixed matching contributions and profit sharing contributions is available to a participant who terminates employment due to death or disability.

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BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of the Plan (continued)

Years of Service	Vested percentage for employer contributions for years prior to January 1, 2011

Less than one year	0%
One year	25%
Two years	50%
Three years	100%

Participant Notes Receivable

Eligible participants may borrow from their Plan accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Eligible participants may have only one loan outstanding at any given time. The loan terms require repayment of principal and interest amortized in level payments over a period not to exceed five years; however, the loan term may be extended beyond five years for the purchase of a primary residence. The loans are secured by no more than ½ of the vested portion of the respective participant’s accounts and bear interest at a fixed rate of prime plus 1%, which was 4.25% for the loans reported in the financial statements. Principal and interest are paid through payroll deductions. Unless the note provides otherwise, the principal amount of the loan and accrued interest will be immediately due and payable upon the participant’s termination of employment.

During the year ended December 31, 2011, a participant defaulted for non-payment of a $4,292 note receivable. The default is recorded as a reduction in the participant notes receivable balance on the Plan’s statement of net assets available for benefits as of December 31, 2011, and as a deduction from net assets on the Plan’s statement of changes in net assets available for benefits for the year ended December 31, 2011. No allowance for loan losses was recorded as of December 31, 2011 or 2010.

Forfeitures

Forfeitures of non-vested matching contributions are offset against future discretionary matching contributions or payment of Plan expenses. Forfeitures at December 31, 2011 and 2010 were $744 and $2,362, respectively. Accordingly, the 2011 and 2010 Company match contributions funded in 2012 and 2011, respectively, were reduced by $744 and $2,362, respectively, from forfeited non-vested accounts.

Payment of Benefits

Upon normal retirement at age 65, disability, death, or termination of service a participant may elect to receive a distribution of the vested value of the participant’s account in the form of full or partial lump sum payments. If the value of a participant’s vested balance does not exceed $5,000, the distribution may be automatically made. The Plan also has provisions for distributions from all vested accounts after a participant has reached age 59 ½ as well as provisions for withdrawals for certain hardships, subject to approval.

Administrative Expenses

Processing fees and expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions. All direct administrative expenses of the Plan, such as legal, accounting, and certain administrative costs, have been paid or reimbursed by the Company. All other expenses directly relating to participant transactions are deducted from those participant accounts as transactions occur.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the account balance of each affected participant would become non-forfeitable and fully vested.

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BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The amendments in ASU 2011-04 generally represent a clarification of Topic 820, but also change certain fair value measurement principles and enhance the disclosure requirements particularly for Level 3 fair value measurements (as defined in Note 4 below). ASU 2011-04 also provides a consistent definition of fair value and ensures that the requirements for measuring fair value and for disclosing information about fair value measurements are similar in accordance with U.S. generally accepted accounting principles and International Financial Reporting Standards (“IFRS”). The amendments are effective for interim and annual periods beginning after December 15, 2011 and are to be applied prospectively. The Plan adopted ASU 2011-04 as of January 1, 2012, and the adoption did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurement disclosures.

Valuation of Investments

Purchases and sales of securities are recorded on a trade-date basis. Dividend income, if any, is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 4 for additional disclosure.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. The reclassifications did not impact the total net assets available for benefits or the net increase in net assets available for benefits.

6

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments and Investment Income (Losses)

During the year ended December 31, 2011, the Plan’s investments, including gains and losses on investments purchased, sold and held during the year, depreciated in fair value as described in the chart below:

Net depreciation in fair value of investments

Pooled separate accounts	$122,413
Common stock of BioMimetic Therapeutics, Inc.	505,410
$627,823

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	2011	2010
Pooled separate accounts:
American Funds New Prospective Fund	$196,175	$260,180
Davis New York Venture Fund	128,184	124,378
ING Artio Foreign Portfolio	141,299	169,144
ING Baron Small Cap Growth Fund	299,383	244,373
ING PIMCO Total Return Portfolio	**	143,155
Non-participant directed investment: Common stock of BioMimetic Therapeutics, Inc.	137,430	460,236

____________

**	Investment is not greater than 5% of the fair value of the Plan’s net assets available for benefits at December 31, 2011.

The following table provides a reconciliation of the beginning and ending balances of the non-participant directed investments in the common stock of BioMimetic Therapeutics, Inc. measured at fair value using quoted prices in active markets (Level 1 as defined in Note 4 below):

Non-participant directed investments
Balance at January 1, 2011	$460,236
Net depreciation in fair value of investments	(505,410)
Interest income, net	8
Employer matching contributions	232,993
Benefits paid to participants	(28,142)
Transfers to pooled separate accounts, net	(22,255)
Balance at December 31, 2011	$137,430

4.	Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements (“ASC 820”), defines fair value, establishes a framework for measuring fair value hierarchy for assets and liabilities measured at fair value, and requires expanded disclosures about fair value measurements. The ASC 820-10 hierarchy ranks the quality and reliability of inputs, or assumptions, used in the determination of fair value and requires financial assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 — Unobservable inputs that are not corroborated by market data.

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BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.	Fair Value Measurements (continued)

As of January 1, 2010, the Plan adopted ASU 2010-06, Fair Value Measurements and Disclosures - Topic 855 (“ASU 2010-06”). ASU 2010-06 provided amendments to ASC 820-10 to require new disclosures for transfers in and out of Levels 1 and 2, as well as a reconciliation of activity within Level 3. In addition, ASU 2010-06 provided amendments that clarify existing disclosures regarding levels of disaggregation and inputs and valuation techniques.

As of January 1, 2012, the Plan adopted ASU 2011-04 as described in Note 2. The amendments in ASU 2011-04 generally represent a clarification of Topic 820, but also change certain fair value measurement principles and enhance the disclosure requirements particularly for Level 3 fair value measurements.

In accordance with ASC 820-10, as amended by ASU 2010-06 and ASU 2011-04, the Plan evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires significant judgments to be made by the Plan.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Money market funds – Money market funds are valued at quoted market prices in an exchange and active markets, which represent the net asset value of shares held by the Plan at year-end and are classified as Level 1 investments.

Pooled separate accounts – The shares of pooled separate accounts are valued at quoted redemption values in an exchange and active markets, which represent the accumulation unit value (“AUV”) of units held by the Plan at year-end and are classified as Level 2 investments. There are no unfunded commitments for these investments and they may be redeemed on a daily basis at the next computed AUV.

Common stocks – The investment in the common stock of BioMimetic Therapeutics, Inc. is stated at fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year and is classified as a Level 1 investment.

The methods described above may produce a fair value calculation that may not be indicative of net realized value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2011:

Assets	Level 1	Level 2	Level 3	Total
Cash	$2,547	$—	$—	$2,547
Money market funds	90,109	—	—	90,109
Pooled separate accounts:
Asset allocation funds	—	115,708	—	115,708
Balanced funds	—	89,113	—	89,113
Bond funds	—	188,812	—	188,812
Global / international funds	—	415,693	—	415,693
Large cap growth funds	—	107,376	—	107,376
Large cap value funds	—	490,185	—	490,185
Small / mid / specialty funds	—	499,016	—	499,016
Stability of principal funds	—	83,871	—	83,871
Total pooled separate accounts	—	1,989,774	—	1,989,774
Non-participant directed investment: Common stock of BioMimetic Therapeutics, Inc.	137,430	—	—	137,430
	$230,086	$1,989,774	$—	$2,219,860

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BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.	Fair Value Measurements (continued)

The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2010:

Assets	Level 1	Level 2	Level 3	Total
Cash	$1	$—	$—	$1
Money market funds	56,299	—	—	56,299
Pooled separate accounts:
Asset allocation funds	—	47,540	—	47,540
Balanced funds	—	76,545	—	76,545
Bond funds	—	193,601	—	193,601
Global / international funds	—	493,342	—	493,342
Large cap growth funds	—	87,374	—	87,374
Large cap value funds	—	378,609	—	378,609
Small / mid / specialty funds	—	368,877	—	368,877
Stability of principal funds	—	44,593	—	44,593
Total pooled separate accounts	—	1,690,481	—	1,690,481
Non-participant directed investment: Common stock of BioMimetic Therapeutics, Inc.	460,236	—	—	460,236
	$516,536	$1,690,481	$—	$2,207,017

5.	Income Tax Status

The Company adopted a prototype 401(k) profit sharing plan which received a favorable opinion letter from the Internal Revenue Service (“IRS”) on March 31, 2008. The letter stated that the prototype plan document, as then designed, is in accordance with the applicable sections of the Code. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

6.	Risks and Uncertainties

The Plan primarily invests in various investment securities which are exposed to various risks, such as market and credit risk. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

7.	Related Party Transactions

As of December 31, 2011 and 2010, certain Plan investments consisted of shares of pooled separate accounts managed by ING Partners, Inc. in the amount of $1,403,934 and $1,152,357, respectively. ING Partners, Inc. is the investment custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Commissions paid by the Plan during 2011 to investment advisors affiliated with ING Partners, Inc. were $13,012 and are included as a component of net depreciation in fair value of investments for the year ended December 31, 2011. The Plan also has investments in common stock of BioMimetic Therapeutics, Inc.

9

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.	Plan Amendments

In September 2010, the Plan adopted an amendment, effective January 1, 2011, to convert the Plan to a safe harbor plan eliminating the need for annual discrimination testing. Pursuant to the September 2010 Plan amendment, the Company’s fixed matching contributions became non-discretionary. These non-discretionary fixed matching contributions generally consist of shares of the Company’s common stock valued at 100% of each participant’s 401(k) contributions, not to exceed 4% of each participant’s eligible compensation. Company matching for fractional shares is made in cash. In addition, the September 2010 Plan amendment changed the vesting of the Company’s fixed matching contributions. See Note 1 for more information on the vesting changes.

In December 2010, the Plan adopted an amendment, effective January 1, 2011, to authorize the Plan Trustee to exercise the voting rights with respect to any trust fund or trust fund investment held pursuant to the Plan.

In February 2012, the board of directors of BioMimetic Therapeutics, Inc. approved and adopted an increase of 400,000 shares to the maximum number of shares of common stock of BioMimetic Therapeutics, Inc. that may be offered and sold pursuant to the Plan, bringing the aggregate reserve to 500,000 shares.

9.	Subsequent Events

The Plan Sponsor has evaluated events and transactions that occurred between December 31, 2011 and the issuance date of the report for possible recognition or disclosure in the financial statements.

10.	Excess Contributions

The statements of net assets available for benefits include a liability of $11,951 and $2,499 as of December 31, 2011 and 2010, respectively, payable to certain active participants to return excess deferral contributions to them as required by the relevant nondiscrimination provisions of the Plan.

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, BioMimetic Therapeutics, Inc., as Plan Sponsor, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 26, 2012

BIOMIMETIC THERAPEUTICS, INC.
401(k) PROFIT SHARING PLAN & TRUST

By: /s/ Larry Bullock

Larry Bullock
Chief Financial Officer

11

EXHIBIT INDEX

Exhibit No.	Filed	Description
23.1	(a)	Consent of Independent Registered Public Accounting Firm

___________

(a)	Filed herewith.

12